U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER: 0-29126

                            CUSIP NUMBER: 476142 10 4

             [ ]Form 10-K and Form 10-KSB [ ]Form 20-F [ ]Form 11-K
             [X]Form 10-Q and Form 10-QSB

                       For Period Ended: December 31, 1999

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Money Market Fund Rule 30b3-1 Filing

                       For the Transition Period Ended: N/A

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates: N/A

PART I. REGISTRANT INFORMATION.

The Registrant is Jenna Lane, Inc. (the "Company") and has an address at 1407 Broadway, Suite 2400, New York, New York 10018.

PART II. RULES 12B-25 (B) AND (C)

[*] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[*] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, Form 10-KSB, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

         The Form 10-Q for the quarter ended December 31, 1999 for the Company could not be filed within the prescribed period because the Company was unable to complete certain information key to filing a timely and accurate report on the internal financial aspects of the Company. The Company is completing a previously announced review of its financial results for the year ended March 31, 1999 and the six months ended September 30, 1999, and until such review is substantially complete the Company is unable to timely complete the information necessary to file the Form 10-Q. Such inability could not have been eliminated by the registrant without unreasonable effort or expense.

PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  David N. Feldman, Esq.    (212) 869-7000

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                JENNA LANE, INC.
                            Rule 12b-25 Notification
                                Part IV, Item (3)

- The Company cannot determine whether or not there will be a significant change in its results of operations for the three months ended December 31, 1999 until it completes its review of, and possible restatement of, reported results for the year ended March 31, 1999. The review and restatement may result in reducing earnings for the year ended March 31, 1999. The Company expects to complete its analysis and review prior to filing its Form 10-Q for the fiscal quarter ended
         December 31, 1999.

                                JENNA LANE, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

 Date: February 14, 2000          By: /s/ Gary Coffey
                                      --------------------------------
                                      Gary Coffey
                                      Vice President and Chief Operating Officer